Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
direct dial number
(212) 818-8602
facsimile		email address
(212) 818-8881		eschwartz@graubard.com

July 3, 2019

Division of Corporation Finance

Office of Electronics and Machinery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Glucose Biosensor Systems (Greater China) Holdings, Inc.
Draft Registration Statement on Form S-1
Filed May 13, 2019
File No. 0001725430

Ladies and Gentlemen:

On behalf of Glucose Biosensor Systems (Greater China) Holdings, Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated June 7, 2019, relating to the above-captioned Draft Registration Statement on Form S-1 (“Registration Statement”). Captions and page references herein correspond to those set forth in amended filing of the Registration Statement, a copy of which has been marked with the changes from the prior filing of the Registration Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the response to each comment immediately thereafter.

Draft Registration Statement on Form S-1 submitted May 13, 2019

Prospectus Summary, page 1

1.	If true, please disclose that to date you have not generated any revenues from sales of your intended products and that to date you have incurred net losses and negative cash flows from operations.

The Company has not generated any revenues from sales of its intended products and has incurred net losses and negative cash flows from operations to date. The Company has revised the disclosure as requested on page 3 of the Registration Statement.

Securities and Exchanage Commission July 3, 2019 Page 2

2.	Please balance your disclosure that the SGB produces a signal directly correlated to the amount of glucose present in saliva with disclosure of whether you have any third-party clinical validation that supports a meaningful correlation between glucose present in saliva and glucose present in blood. If you do not have clinical evidence of a meaningful correlation at this time, please disclose in an appropriate location in your prospectus the basis for your belief that the measurement of salivary glucose is a meaningful proxy for blood glucose levels and include appropriate risk factor disclosure regarding your beliefs.

Numerous research reports from various institutions have shown a direct relationship exists between blood glucose levels and the concentration of glucose in saliva. See, for example, Gupta et al., Correlation of salivary glucose level with blood glucose level in diabetes mellitus, J Oral Maxillofac Pathol. 2017 Sep-Dec; 21(3): 334–339; Hartman et al., Unhealthy Phenotype as Indicated by Salivary Biomarkers: Glucose, Insulin, VEGF-A, and IL-12p70 in obese Kuwaiti Adolescents, Journal of Obesity Volume 2016, Article ID 6860240; Patel et al., Comparison and correlation of glucose levels in serum and saliva of both diabetic and non- diabetic patients, Journal of International Oral Health 2015; 7(8):70-76; Tiongco et al., Salivary glucose as a non-invasive biomarker of type 2 diabetes mellitus, J Clin Exp Dent. 2018 Sep 1;10(9):e902-e907; Bhattacharyya et al., Salivary glucose levels and oral candidal carriage in Type 2 diabetics J Oral Biol Craniofac Res. 2018 Sep-Dec;8(3):158-164; Abd-Elraheem et al., Salivary changes in type 2 diabetic patients, Diabetes Metab Syndr. 2017 Dec;11 Suppl 2:S637-S641; Carramolino-Cuéllar et al., Salivary glucose as a metabolic control marker in patients with type 2 diabetes, J Biol Regul Homeost Agents. 2017 Apr-Jun;31(2 Suppl 1):181-187; Yousri et al., A systems view of type 2 diabetes-associated metabolic perturbations in saliva, blood and urine at different timescales of glycaemic control, Diabetologia, 2015, Volume 58, Issue 8, pp 1855–1867; Jha et al., Estimation of salivary glucose level and plasma glucose level in subjects with and without diabetes mellitus: a comparative study, NJIRM 2014; Vol. 5(3).May-June; Mascarenhas et al., Effect of diabetes mellitus type 2 on salivary glucose – a systematic review and meta- analysis of observational studies, PLoS ONE 9(7): e101706; Kumar et al., Correlation of salivary glucose, blood glucose and oral candida carriage in the saliva of type 2 diabetics: a case-control study., Contemporary Clinical Dentistry, Jul-Sep 2014, Vol 5, Issue 3; Abiskshyeet et al., Glucose estimation in the salivary secretion of diabetes mellitus patients, Diabetes, Metabolic Syndrome and Obesity: Targets and Therapy 2012:5 149– 154. For further readings supporting the claim that blood glucose and salivary glucose levels are positively correlated, see Andersson et al. Glucose concentration in parotid saliva after glucose/food intake in individuals with glucose intolerance and diabetes mellitus, Eur J Oral Sci 1998; 106:931; Kortuen et al., Saliva glucose and blood glucose. AM J Clin Pathol 1944; 14:70; Shela et al., Salivary glucose concentrations in patients with diabetes mellitus – a minimally invasive technique for monitoring blood glucose levels. Pak J Pharm Sci 2001; 14:33-7; Kannan et al., Salivary glucose levels and oral candida carriage in type II diabetics. Oral Surg Oral Med Oral Pathol Oral RadioIEndod2010; 109:706-11.

Securities and Exchanage Commission July 3, 2019 Page 3

Notwithstanding, a few research papers have found no significant correlation between salivary and blood glucose levels. See Manjrekar PA, Hegde A, Shrilaxmi, D’souza F, Kaveeshwar V, et al. (2012), Fructosamine in Non-diabetic First Degree Relatives of Type 2 Diabetes Patients: Risk Assessor. J Clin Diagnostic Res. June, Vol-6(5): 770–77. doi: JCDR/2012/3863:0000; Vasconcelos ACU, Soares MSM, Almeida PC, Soares TC (2010) Comparative study of the concentration of salivary and blood glucose in type 2 diabetic patients, J Oral Sci Jun; 52(2):293–8.

Overall, the Company believes there is abundant clinical evidence in independently reviewed scientific literature that saliva can be utilized as a non-invasive alternative to blood to monitor glycemic status in diabetic patients.

The Company has revised the disclosure on pages 2 and 46 of the Registration Statement to clarify the foregoing and include certain references to the scientific literature. The Company will supplementally provide copies of the above-referenced scientific literature upon request.

3.	We note your disclosure that the biosensor technology has been “extensively referenced in scientific literature.” It is unclear what this disclosure is intended to convey since you also appear to disclose that you have not generated clinical evidence to support regulatory clearance. If you elect to reference scientific literature please briefly indicate the nature of the references and provide balanced disclosure, including information regarding any reference with results that may not support that salivary glucose biosensors provide meaningful information for blood glucose monitoring.

While the Company has not yet generated the clinical evidence that is specifically required for regulatory approval, the mode of action of the biosensor, including the direct signal correlation with the amount of glucose, has been reviewed in numerous scientific journal articles. See Biosensors and Bioelectronics, Volume 7, Issue 3, 1992, Pages 165-185; Int J Biochem Cell Biol. 2005 Apr;37(4):731-50; J Diabetes Sci Technol. 2011; 5(5): 1068–1076); Applied Physics Letters 106(26), 2015; Applied Physics Letters 105(4):043303, 2014. The Company is not aware of any research indicating that the biosensor technology licensed by the Company does not operate as described in the Registration Statement.

The Company has revised the disclosure on page 46 of the Registration Statement to clarify the foregoing and include references to the scientific literature. The Company has revised the disclosure on page 2 of the Registration Statement to insert a cross-referenced to the fuller description on page 46. The Company will supplementally provide copies of the above-referenced journal articles upon request.

Securities and Exchanage Commission July 3, 2019 Page 4

4.	Given your disclosure that the Licensor owns all of the intellectual property related to the biosensor technology, including any improvements made to the technology by you, and all data and any derivations related to the foregoing, briefly disclose how you intend to conduct business after your license agreement expires and include appropriate risk factor disclosure.

The Company and the Licensor have entered into an amended and restated license agreement that does not provide for expiration of the license. Instead, upon expiration of the last of the patents covered by the license, the license will cease to be exclusive and the royalty fee will be reduced. The Company has revised the disclosure to reflect the foregoing on pages 5 and 61 of the Registration Statement.

5.	We note the intended launch of other diagnostics tests. Briefly explain the status of development of those products. Also compare that status with the status of your SGB product.

The Company has revised the disclosure as requested on pages 3 and 48 of the Registration Statement.

License Agreement, page 3

6.	Revise the second paragraph to clarify whether you, your affiliates, the Licensor or its affiliates currently are capable of manufacturing your product.

Although the Company, the Licensor and their respective affiliates are authorized under the License Agreement to manufacture the product, the Company intends to outsource fabrication to an unrelated third-party. The Company has revised the disclosure on pages 4 and 59 of the Registration Statement to clarify the foregoing.

7.	Please briefly explain the reason for the geographic scope limitation of the License Agreement. If the Licensor has granted other licenses with different or overlapping scopes, please also disclose that fact and explain the extent of that scope. Please also explain the purpose and intended use of the demographic information and personally identifiable information, including health information, you are required to assemble.

The Company has revised the disclosure as requested on pages 4, 59 and 60 of the Registration Statement.

Risks We Face, page 5

8.	Revise your ninth bullet point to disclose, if true, that the Licensor may choose not to protect the intellectual property and proprietary rights.

The Company has revised the disclosure as requested on page 5 of the Registration Statement.

Securities and Exchanage Commission July 3, 2019 Page 5

Implications of being an Emerging Growth Company, page 6

9.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company will supplementally provide to the Staff copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act. No such written communications have been presented to investors to date.

Common Stock to be Outstanding after this Offering, page 7

10.	Please tell us how the 1,861,706 outstanding shares of your Series A Convertible Preferred Stock is reconcilable to the information in your balance sheet as of December 31, 2018 and the information on pages F-15 and F-16.

Of the 1,964,884 shares of Series A Convertible Preferred Stock outstanding, 742,378 shares were issued after December 31, 2018 (of which 562,085 shares were issued after March 31, 2019). The reference to 1,222,506 shares outstanding on page F-15 represented the number of shares outstanding as of December 31, 2018. The reference to 185,800 shares on page F-16 represented shares that had not been allotted, but for which subscription funds had been received as of December 31, 2018. Page F-15 and F-16 did not contain disclosure of shares that had not been allotted and for which funds had not been received as of December 31, 2018. The Company has revised the disclosure on pages 7, 8 and F-15 of the Registration Statement to clarify the foregoing and to update the disclosure to reflect the inclusion the financial statements for the nine month period ending March 31, 2019.

Our parent company may exert significant influence..., page 30

11.	If true, please disclose that your decision not to seek exemption as a “controlled company” could change. If your decision could change with respect to relying on the exemptions, please include appropriate risk factor disclosure. Please also revise your disclosure in an appropriate section, such as pages 63-66, to specify the nature of the “controlled company” exemptions that would be available to you.

The Company has revised the disclosure as requested on pages 30, 66 and 70 of the Registration Statement.

Use of Proceeds, page 34

12.	Please clarify the extent to which the proceeds to be received will enable you to achieve the items specified in the first two bullet points.

The Company has revised the disclosure as requested on page 34 of the Registration Statement.

Securities and Exchanage Commission July 3, 2019 Page 6

Liquidity and Capital Resources, page 40

13.	We note the references to financial support from the shareholders of your parent entity in the third paragraph of Note 1 to your financial statements on page F-8. Please tell us why you have not included disclosure regarding those arrangements in this section or revise your disclosure as appropriate. In this regard, we also note your disclosure on page 10 that you do not currently have any arrangements or credit facilities in place as a source of funds. Please ensure that your disclosure is consistent throughout your prospectus. Please also file as exhibits the letters relating to the financial support those entities intend to provide.

The Company has revised the disclosure as requested on pages 10, 40 and 75 of the Registration Statement.

Description of Business, page 41

14.	We note your disclosure in the second risk factor on page 13. Please tell us the basis for your statement above figure 5 on page 44 that the pictured technology allows mass volume printing at low cost or revise your disclosure as appropriate. Since you have not entered the mass production stage, please tell us why it is appropriate to depict this technology in your prospectus summary.

The Company based the above-referenced statement on previously published research regarding the cost of manufacture of printed organic electronic devices, like the Company’s product. See C.J. Mulligan, M. Wilson, G. Bryant, B. Vaughan, X. Zhou, W.J. Belcher, P.C. Dastoor, Solar Energy Materials & Solar Cells 120 (2014) 9–17. As such, the Company believes the above-referenced statement is justified. The Company has revised the disclosure on page 44 of the Registration Statement to reference the research. The Company will supplementally provide copies of the above-referenced journal article upon request.

Because the printing technology is an established technology, has been independently studied and already has been used to fabricate the product for testing purposes (as disclosed in “Description of Business—Performance Testing, Current State of Development and Next Steps for the SGB—Manufacturing”), the Company believes it is appropriate to depict it in the prospectus.

Securities and Exchanage Commission July 3, 2019 Page 7

15.	Please provide us your analysis of whether you are a “foreign private issuer,” as defined in Rule 405 of Regulation C. In this regard, we note that you state your principal executive offices are in New York, but that such offices are limited in size. It is also unclear what functions are performed there, given the geographic scope of the license, location of your sole stockholder and its affiliates and location of your other management team members.

Pursuant to Rule 3b-4 under the Exchange Act, the term “foreign private issuer” means any foreign issuer other than a foreign government (except for issuers meeting certain conditions), and the term “foreign issuer” means any issuer which is a foreign government, a national of any foreign country or a corporation or other organization incorporated or organized under the laws of any foreign country. Because the Company is formed under the laws of Delaware, the Company respectfully submits that it is not a foreign issuer and therefore not a foreign private issuer.

The Saliva Glucose Biosensor, page 46

16.	Please briefly describe the technological claims protected by your patent. Clarify whether the China patent relates to similar or identical technological claims as your U.S. patent.

The Company has revised the disclosure as requested on pages 46 and 61 of the Registration Statement.

17.	Briefly indicate how the biosensor communicates with the smart device and indicate how the incorporation of the communication technology in the biosensor may impact cost. Also, your disclosure indicates that you have successfully developed a product that communicates with a smart device. If that is not correct, please revise to eliminate that implication.

The Company has revised the disclosure as requested on page 46 of the Registration Statement.

Competition, page 62

18.	Clarify the basis for the statements in the second paragraph given the status of your product’s development.

The Company has revised the disclosure as requested on page 62 of the Registration Statement.

Management, page 63

19.	We note your disclosure that Mr. Simeonidis has been with Farmaforce since March 2017. It also appears that Mr. Becker and Mr. Sakiris are also currently employed by entities other than the registrant. If Messrs. Simeonidis, Becker and Sakiris will not be full-time employees, please clarify and include any appropriate risk factor disclosure, including any conflicts of interest, and reconcile with your disclosure on page 62 that you have no part-time employees. Also disclose Mr. Simeonidis’ business experience between April 2015 and March 2017.

The Company has revised the disclosure as requested on pages 17, 62, 63 and 66 of the Registration Statement.

Securities and Exchanage Commission July 3, 2019 Page 8

20.	Disclose Dr. Hei’s business experience between February 2015 and August 2018.

The Company has revised the disclosure as requested on page 65 of the Registration Statement.

Principal Stockholders, page 74

21.	Please revise footnote 2 to disclose all natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to your shares held by Life Science Biosensor Diagnostics Pty Ltd.

The Company has revised the disclosure as requested on page 74 of the Registration Statement.

22.	Please expand the information in the table to account for the transactions referenced in the second paragraph on page 84, as applicable.

The shares of common stock issuable upon conversion of the Series A Convertible Preferred Stock and upon conversion of the notes issued by GBS Pty Ltd will be included in the outstanding shares after the offering, as disclosed on page 74 of the Registration Statement. Even assuming such securities are presently convertible or will become convertible within 60 days, none of the holders of the Series A Convertible Preferred Stock and none of the holders of the notes issued by GBS Pty Ltd are or will be officers, directors or beneficial owners of 5% or more of the Company’s outstanding shares of common stock, either before or after the offering (other than Mr. Sakiris, who is already disclosed in the table). Accordingly, the Company respectfully believes that no revision to the table or the accompanying text is necessary.

Certain Transactions, page 75

23.	Please tell us how you determined that any agreements relating to the employee sharing arrangements discussed here are not required to be filed as exhibits in accordance with Regulation S-K Item 601(b)(10) or file the agreements as appropriate.

The Company has revised the disclosure on page 75 of the Registration Statement to include all the material terms of the employee sharing arrangement. The arrangements are not pursuant to any written agreement. As such, the Company respectfully submits that there are no agreements to be filed.

Securities and Exchanage Commission July 3, 2019 Page 9

Related Party Policy, page 76

24.	Please disclose the standards to be applied in deciding whether to approve or ratify any related party transaction. Refer to Regulation S-K Item 404(b)(1)(ii).

We have revised the disclosure as requested on page 76 of the Registration Statement.

Consolidated Financial Statements

Consolidated Balance Sheets, page F-3

25.	Please revise to provide the correct date above each of the balance sheets. The headings appear to be reversed. Also, delete the label “audited” above the balance sheet derived from your audited financial statements. The audit report expresses an opinion on the financial statements taken as a whole rather than on individual components of those financial statements.

We have revised the disclosure as requested on pages F-3 and F-18 of the Registration Statement.

Consolidated Statements of Operations, page F-4

26.	Please revise to round loss per share to two decimal places to avoid giving the impression of more precision than exists, here and Note 13.

We have revised the disclosure as requested on pages F-4, F-16, F-19 and F-32 of the Registration Statement.

*************

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Eric T. Schwartz
Eric T. Schwartz

cc:	Mr. Harry Simeonidis
Spencer G. Feldman, Esq.